UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2008

Commission File Number : 333-151676

GDF SUEZ S.A.

(Translation of registrant’s name into English)

16-26 rue du Docteur Lancereaux, 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A description of events affecting the Registrant (formerly known as Gaz de France S.A.) is set forth in the press releases and notices issued by the Registrant, attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 each of which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:	Press release, dated August 14, 2008, entitled “GDF SUEZ wins bid for the privatization of Turkey’s third largest distributor of natural gas.”

Exhibit 99.2:	Press release, dated August 8, 2008, entitled “Quatar – GDF SUEZ Energy International closes financing for Ras Laffan C project.”

Exhibit 99.3:	Press release, dated August 5, 2008, entitled “Oman: GDF SUEZ Energy International sees IPO Sohar Power Company over subscribe 21 times.”

Exhibit 99.4:	Press release, dated July 30, 2008, entitled “Abu Dhabi: New power and desalination project for GDF SUEZ in the Middle East.”

Exhibit 99.5:	Press release, dated July 28, 2008, entitled “The Energy Regulatory Commission proposes a new tariff for third-party access to the natural gas transmission system for the period 2009/2012.”

Exhibit 99.6:	Notices, issued July 24, 2008, entitled “Advance notice of the sale of unclaimed GDF Suez shares; Advance notice of the sale of unclaimed Suez Environnement Company shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDF SUEZ S.A.
(Registrant)

Date: August 22, 2008	By	/s/ Yves de Gaulle
	Name:	Yves de Gaulle
	Title:	Corporate Secretary

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